# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MoneyLion Inc., CIK 0001807846
CUSIP: 60938K304
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 249-245 West 17th Street, Floor 4, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/10/2024
Amends the filing with accession number 0001213900-22-006966
Filed by CIK 0001883232
Persons authorized to receive notices and communications: Adam VanWagner, 249-245 West 17th Street, Floor 4, New York, New York (NY), 10011, 2123009865

## Reporting persons
- Diwakar Choubey (CIK 0001883232): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,002,988; shared voting power 12,622; sole dispositive power 1,002,988; shared dispositive power 12,622; aggregate amount beneficially owned 1,002,988 (8.9% of the class)
  Comment: Sole voting and dispositive power represents (i) 674,025 shares of Class A Common Stock held directly by the Reporting Person, (ii) 216,845 options exercisable into shares of Class A Common Stock held directly by the Reporting Person and (iii) 112,118 shares held in trusts, the beneficiaries of which are members of Mr. Choubey's family. Mr. Choubey disclaims beneficial ownership of all shares held of record by such trusts. Excludes 50,553 shares of Class A Common Stock that are issuable to the Reporting Person pursuant to certain earnout rights received in the Business Combination (as defined below) described in this Schedule 13D. The Reporting Person has sole voting and dispositive power with respect to these securities. Shared voting and dispositive power represents 12,622 shares of Class A Common Stock held by Mr. Choubey's spouse. The Reporting Person shares voting and dispositive power with his spouse with respect to these securities. Calculated based on 11,287,532 shares of Class A Common Stock issued and outstanding as of December 6, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: MoneyLion Inc.
Address of issuer's principal executive offices: 249-245 West 17th Street, Floor 4, New York, New York (NY), 10011

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Merger Agreement

On December 10, 2024, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gen Digital Inc., a Delaware corporation ("Parent" or "Gen"), and Maverick Group Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Merger").

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Class A common stock, par value $0.0001 per share, of the Issuer ("Company Common Stock") that is issued and outstanding as of immediately prior to the Effective Time (other than any shares of Company Common Stock that are held by the Issuer as treasury stock or owned by Parent, any shares of Company Common Stock with respect to which a no transfer order has been placed with the Issuer's transfer agent as of the date of the Merger Agreement that remains in place immediately prior to the Effective Time, and any shares of Company Common Stock as to which appraisal rights have been properly exercised in accordance with Delaware law) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal $82.00, without interest thereon, and one contingent value right issued by Parent subject to and in accordance with the CVR Agreement (as defined in the Merger Agreement) (a "CVR") (collectively, the "Merger Consideration").

Contingent Value Rights Agreement

Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, Parent and a rights agent will enter into a Contingent Value Rights Agreement governing the terms of the CVRs. Each CVR will entitle its holder to receive $23.00 shares of common stock, par value $0.01 per share, of Parent ("Parent Common Stock") (issuable based on an assumed share price of $30.48 per share of Parent Common Stock) if, on any date prior to the second anniversary of the closing of the Merger, the Average VWAP (as defined in the CVR Agreement) of Parent Common Stock for the prior 30 consecutive trading days is equal to or greater than $37.50 (subject to certain adjustments) or Parent undergoes a change of control.

Voting Agreement

In connection with the transactions described above, certain stockholders of the Issuer, including Diwakar Choubey, have executed a voting agreement (the "Voting Agreement") in favor of Parent concurrently with the execution of the Merger Agreement, pursuant to which Diwakar Choubey has agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote the shares of Class A Common Stock beneficially owned by him in favor of the approval and adoption of the Merger Agreement.

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of the Voting Agreement, which is filed herewith as Exhibit D and incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Item 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page.
Transactions in the class effected during the past sixty days:
In the past 60 days, Diwakar Choubey disposed of Company Common Stock in the following five transactions:
November 13, 2024: Disposed of 5,422 shares at a weighted average price per share of $90.0178. The shares of Company Common Stock were sold in multiple trades at prices ranging from $90.00 to $90.29 per share, inclusive.(1)

November 15, 2024: Disposed of 20,133 shares at an average price per share of $80.11. Such shares were automatically sold to cover payment of the tax liabilities of the Reporting Person relating to the vesting of 37,459 RSUs and PSUs pursuant to a mandatory instruction in the award agreement adopted by the Reporting Person, effective as of July 30, 2024, that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934.

November 27, 2024: Disposed of 720 shares at a weighted average price per share of $90.0118. The shares of Company Common Stock were sold in multiple trades at prices ranging from $90.00 to $90.04 per share, inclusive.(1)

November 29, 2024: Disposed of 16,055 shares at a weighted average price per share of $90.4437. The shares of Company Common Stock were sold in multiple trades at prices ranging from $90.00 to $90.82 per share, inclusive.(1)

November 29, 2024: Disposed of 25 shares at a weighted average price per share of $91.0036. The shares of Company Common Stock were sold in multiple trades at prices ranging from $91.00 to $91.01 per share, inclusive.(1)

(1) Represents shares sold pursuant to a written trading plan that is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934, adopted by the Reporting Person on March 13, 2024. The Reporting Person hereby undertakes to provide to the staff of the Securities and Exchange Commission, the Issuer or any security holder of the Issuer, upon request, full information regarding the number of shares purchased at each separate price.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 6.
The Reporting Person and the Issuer are party to that certain Employment Agreement, dated as of March 14, 2022.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
https://www.sec.gov/Archives/edgar/data/1807846/000095010324017537/dp221891_ex1001.htm
https://www.sec.gov/Archives/edgar/data/1807846/000121390022013597/ea156963ex10-1_moneylion.htm

## Signatures
- Diwakar Choubey: /s/ Diwakar Choubey, Diwakar Choubey (12/16/2024)